CONTACT:	Paul D. Baker
Comverse Technology, Inc.
170 Crossways Park Drive
Woodbury, New York 11797
(516) 677-7226

Comverse Technology Files Registration Statement for Zero Yield Puttable

Securities Exchange Offer

WOODBURY, NY, November 30, 2004—Comverse Technology, Inc. (NASDAQ: CMVT) today announced that it has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) to register its offer to holders of its outstanding contingent convertible senior notes, known as Zero Yield Puttable Securities (“ZYPS”), to exchange such ZYPS (the “Existing ZYPS”) for new ZYPS (the “New ZYPS”) that will have substantially similar terms as the Existing ZYPS, except that the New ZYPS will (i) have a net share settlement feature, (ii) allow the Company to redeem some or all of the New ZYPS at any time on or after May 15, 2009 (rather than May 15, 2008 as provided for in the Existing ZYPS) and (iii) allow the holders of the New ZYPS to require the Company to repurchase their New ZYPS for cash on May 15, 2009 (in addition to the repurchase dates provided for in the Existing ZYPS).

The offer follows the Emerging Issues Task Force of the Financial Accounting Standards Board’s (FASB) September 30th decision (EITF 04-8) requiring contingently convertible debt to be included in diluted earnings per share computations as if the notes were converted into common shares at the time of issuance (the “if converted” method) regardless of whether market price triggers or other contingent features have been met. Because these recent accounting changes would require the Company to include the shares of common stock underlying the Existing ZYPS in its diluted earnings per share computations, pursuant to the exchange offer, the Company will offer to the Existing ZYPS holders, New ZYPS with a net share settlement feature which would provide that, upon conversion, the Company would pay to the holder cash equal to the lesser of the conversion value and the principal amount of the New ZYPS being converted and would issue to the holder the remainder of the conversion value in excess of the principal amount, if any, in shares of the Company’s common stock. Under EITF 04-8, the Company would not be required to include any shares issuable upon conversion of the New ZYPS issued in the exchange offer in its diluted shares outstanding unless the market price of the Company’s common stock exceeds the conversion price, and would then only have to include that number of shares as would then be issuable based upon the in-the-money value of the conversion rights under the New ZYPS.

The Company intends to complete the exchange offer before January 31, 2005. If the Company does not meet the requirements of EITF 04-8 by January 31, 2005, or to the extent the Existing ZYPS remain outstanding after that date, the shares of the Company’s common stock issuable upon conversion of the Existing ZYPS will be considered outstanding on a diluted basis, and therefore will lower the Company’s diluted earnings per share.

Lehman Brothers has been selected as the dealer manager for the exchange offer.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. After the exchange offer is commenced, a copy of the written prospectus relating to the exchange offer can be obtained from D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, (800) 758-5378.

About Comverse Technology, Inc.

Comverse Technology, Inc. (NASDAQ: CMVT) designs, develops, manufactures, markets and supports systems and software for multimedia communications and information processing applications. Our products are used in a broad range of applications by wireless and wireline telecommunications network operators and service providers, call centers, and other government, public and commercial organizations worldwide. Other Comverse Technology business units include: Verint Systems (NASDAQ: VRNT), a leading provider of analytic solutions for communications interception, digital video security, and enterprise business intelligence; and Ulticom (NASDAQ: ULCM), a leading provider of service enabling network software for wireless, wireline, and Internet communications. Comverse Technology is an S&P 500 and NASDAQ-100 Index Company.

Note: This release (and oral statements made regarding the subjects of this press release) may contain “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and some uncertainties. There can be no assurances that forward-looking statements will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially include: changes in the demand for the Company’s products; changes in capital spending among the Company’s current and prospective customers; the risks associated with the sale of large, complex, high capacity systems and with new product introductions as well as the uncertainty of customer acceptance of these new or enhanced products from either the Company or its competition; risks associated with rapidly changing technology and the ability of the Company to introduce new products on a timely and cost-effective basis; aggressive competition may force the Company to reduce prices; a failure to compensate any decrease in the sale of the Company’s traditional products with a corresponding increase in sales of new products; risks associated with changes in the competitive or regulatory environment in which the Company operates; risks associated with prosecuting or defending allegations or claims of infringement of intellectual property rights; risks associated with significant foreign operations and international sales and investment activities, including fluctuations in foreign currency exchange rates, interest rates, and valuations of public and private equity; the volatility of macroeconomic and industry conditions and the international marketplace; risks associated with the Company’s ability to retain existing personnel and recruit and retain qualified personnel; and other risks described in filings with the Securities and Exchange Commission (SEC). These risks and uncertainties are discussed in greater detail in the filings of the Company with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q.

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